FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 1 November 2005.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 November 2005.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 November 2005.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 November 2005.

5.	Press release entitled, “AstraZeneca Commences Patent Infringement Litigation Against Teva”, dated 9 November 2005.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 November 2005.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 November 2005.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 November 2005.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 November 2005.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 November 2005.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 November 2005.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 November 2005.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 November 2005.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 November 2005.

15.	Press release entitled, “AstraZeneca Commences Patent Infringement Litigation Against Ranbaxy Laboratories”, dated 22 November 2005.

16.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 23 November 2005.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 November 2005.

18.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 24 November 2005.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 November 2005.

20.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 30 November 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	2 December 2005	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 1 November 2005, we were informed by The Capital Group Companies, Inc., a registered investment manager in the US, that on 28 October 2005 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 191,743,910 shares (12.00 per cent of the current issued ordinary capital) from the previously notified level of 191,083,356 shares (11.96 per cent).

G H R Musker
Company Secretary
1 November 2005

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 November 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2541 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,594,690,917.

G H R Musker
Company Secretary
3 November 2005

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 November 2005, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2560 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,594,190,917.

G H R Musker
Company Secretary
4 November 2005

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 November 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2599 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,593,593,502.

G H R Musker
Company Secretary
7 November 2005

Item 5

ASTRAZENECA COMMENCES PATENT INFRINGEMENT
LITIGATION AGAINST TEVA

AstraZeneca announced today that it has filed a lawsuit in the United States District Court for the District of New Jersey against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceuticals Industries, Ltd. for willful infringement of AstraZeneca’s substance patent protecting Seroquel.

The lawsuit is in response to an Abbreviated New Drug Application filed by Teva with the US Food and Drug Administration regarding Teva’s intent to market a generic version of AstraZeneca’s Seroquel (quetiapine fumarate) in the US prior to the expiration of AstraZeneca’s Patent No. 4,879,288, which is listed in the FDA’s Orange Book and which expires in 2011, subject to any extension.

AstraZeneca has full confidence in and will continue vigorously to defend and enforce its intellectual property rights protecting Seroquel.

9 November 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

-Ends-

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 November 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2573 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,592,600,215.

G H R Musker
Company Secretary
10 November 2005

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 November 2005, it purchased for cancellation 1,400,000 ordinary shares of AstraZeneca PLC at a price of 2545 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,591,200,215.

G H R Musker
Company Secretary
11 November 2005

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 November 2005, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2560 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,590,850,215.

G H R Musker
Company Secretary
14 November 2005

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 November 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2593 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,590,100,215.

G H R Musker
Company Secretary
15 November 2005

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 November 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2576 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,589,356,728.

G H R Musker
Company Secretary
16 November 2005

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 November 2005, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 2580 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,588,706,728.

G H R Musker
Company Secretary
17 November 2005

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 November 2005, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2590 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,588,206,728.

G H R Musker
Company Secretary
18 November 2005

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 November 2005, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2624 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,587,706,728.

G H R Musker
Company Secretary
21 November 2005

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 November 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2602 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,586,957,179.

G H R Musker
Company Secretary
22 November 2005

Item 15

AstraZeneca Commences Patent Infringement Litigation Against
Ranbaxy Laboratories

AstraZeneca announced today that it has filed a lawsuit in the United States District Court for the District of New Jersey against Ranbaxy Laboratories for willful infringement of AstraZeneca’s patents protecting NEXIUM® (esomeprazole magnesium).

The lawsuit is in response to an Abbreviated New Drug Application filed by Ranbaxy with the US Food and Drug Administration regarding Ranbaxy’s intent to market a generic version of AstraZeneca’s NEXIUM in the US prior to the expiration of six AstraZeneca Patents: 5,714,504; 5,877,192; 6,369,085; 6,428,810, 6,875,872 and 5,948,789. The expiration dates for these patents range from 2014 through 2019.

AstraZeneca has full confidence in and will continue vigorously to defend and enforce its intellectual property rights protecting NEXIUM.

22 November 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

-Ends-

Item 16

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 21 November 2005 we were informed by Wellington Management Company, LLP, a registered investment advisor in the U.S., that on 18 November 2005 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 79,723,952 shares (5.02 per cent of the current issued ordinary capital) from the previously notified level of 79,405,884 shares (4.99 per cent of the issued ordinary capital at that time).

G H R Musker
Company Secretary
23 November 2005

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 November 2005, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2642 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,586,607,414.

G H R Musker
Company Secretary
24 November 2005

Item 18

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 24 November 2005 we were informed by The Capital Group Companies, Inc., a registered investment manager in the U.S., that on 22 November 2005 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 195,493,748 shares (12.30 per cent of the current issued ordinary capital) from the previously notified level of 191,743,910 shares (12.00 per cent of the issued ordinary capital at that time). The reason for this announcement is that, within the said holding of 12.30 per cent of the issued ordinary capital of AstraZeneca PLC, Capital Research and Management Company, an affiliate of The Capital Group Companies, Inc., has increased its interest in these shares to 80,646,241 shares (5.07 per cent).

G H R Musker
Company Secretary
24 November 2005

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 November 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2679 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,585,608,337.

G H R Musker
Company Secretary
29 November 2005

Item 20

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 30 November 2005 we were informed by The Capital Group Companies, Inc., a registered investment manager in the U.S., that on 28 November 2005 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 198,942,168 shares (12.54 per cent of the current issued ordinary capital) from the previously notified level of 195,493,748 shares (12.30 per cent of the issued ordinary capital at that time). The reason for this announcement is that, within the said holding of 12.54 per cent of the issued ordinary capital of AstraZeneca PLC, Capital Guardian Trust Company, an affiliate of The Capital Group Companies, Inc., has decreased its interest in these shares to 63,419,880 shares (3.99 per cent).

G H R Musker
Company Secretary
30 November 2005